August 11, 2010

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Christina DiAngelo

Re: Bishop Street Funds (File No. 811-08572)

Ms. DiAngelo:

This letter responds to comments given by you to Michael Lawson, in his capacity as Treasurer, Controller and Chief Financial Officer of the Bishop Street Funds (the "Trust") in a telephone conversation on July 14, 2010. The comments provided relate primarily to the December 31, 2009 annual report filed on Form N-CSR (the "Report").

In connection with the responses below, we acknowledge on behalf of the Trust that the Trust, through its officers and trustees, is primarily responsible for the adequacy and accuracy of the disclosure in the Report; that staff comments or changes to disclosure in response to staff comments in the Report reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Report; and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by the Trust's response.

--------------------------------------------------------------------------------
SEC COMMENT 1
--------------------------------------------------------------------------------
On March 29, 2010, the Trust filed an amendment to Form N-CSR, which was originally filed on March 10, 2010. Per the explanatory note included in the amended filing, inaccurate language was included in Item 11, Controls and Procedures, and such language was removed in the amended filing. Was this disclosure previously applicable to the Trust? If so, please explain.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TRUST RESPONSE TO COMMENT 1
--------------------------------------------------------------------------------
THE DISCLOSURE IN ITEM 11, CONTROLS AND PROCEDURES WAS NOT APPLICABLE TO THE TRUST DURING THE YEAR ENDED OR AS OF DECEMBER 31, 2009, OR AT ANY TIME PRIOR TO THE ANNUAL REPORT DATED DECEMBER 31, 2009.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SEC COMMENT 2
--------------------------------------------------------------------------------
On the Trust's Form N-PX, which was filed on August 31, 2009, in a number of instances a proxy was not voted or management's position on a proxy was unknown. Please explain.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TRUST RESPONSE TO COMMENT 2
--------------------------------------------------------------------------------
AN EXPLANATORY NOTE REGARDING THIS MATTER WAS INCLUDED IN FORM N-PX AS FOLLOWS:
"THE SUBADVISER OF THE BISHOP STREET LARGE CAP CORE EQUITY FUND, LOTSOFF CAPITAL MANAGEMENT, DID NOT VOTE SHARES WHILE IT WAS IN THE PROCESS OF RE-EVALUATION AND REVISING ITS PROXY VOTING PROCEDURES BETWEEN APRIL 14, 2009 AND JUNE 8, 2009."
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SEC COMMENT 3
--------------------------------------------------------------------------------
Although the Treasury Money Market Fund is closed, class and series identifiers are still listed as active on EDGAR, however, shouldn't they be listed as inactive?
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TRUST RESPONSE TO COMMENT 3
--------------------------------------------------------------------------------
ALTHOUGH THE TREASURY MONEY MARKET FUND HAS LIQUIDATED ITS ASSETS, ITS REGISTRATION IS STILL ACTIVELY MAINTAINED. AS SUCH, THE CLASS AND SERIES IDENTIFIERS ALSO REMAIN ACTIVE ON EDGAR.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SEC COMMENT 4
--------------------------------------------------------------------------------
In Item 2 of Form N-CSR, the Trust should not provide a "not applicable" response regarding the Code of Ethics. Rather, the Trust should disclose that there were no amendments or waivers.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TRUST RESPONSE TO COMMENT 4
--------------------------------------------------------------------------------
THE TRUST AGREES, AND IN FUTURE FILINGS, SHOULD NO AMENDMENTS OR WAIVERS TAKE PLACE DURING THE PERIOD COVERED BY THE REPORT, THE TRUST WILL MAKE A STATEMENT TO THAT EFFECT.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SEC COMMENT 5
--------------------------------------------------------------------------------
In the MDFP, please consider disclosing the benchmark returns within the text disclosure or in the average annual total return tabular disclosure for each fund.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TRUST RESPONSE TO COMMENT 5
--------------------------------------------------------------------------------
THE TRUST AGREES, AND BEGINNING WITH THE ANNUAL REPORT AS OF DECEMBER 31, 2010, THE TRUST WILL ENSURE THAT THE BENCHMARK RETURNS ARE DISCLOSED.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SEC COMMENT 6
--------------------------------------------------------------------------------
On Page 15 of the MDFP for the Large Cap Core Equity Fund, please verify the percentage in the following sentence, "As of December 31, 2009, the Fund held about 135 stocks, with no position larger than 3.5% of the Fund." On page 18, the Top Ten Equity Holdings table indicates that the largest holding represents 2.5%.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TRUST RESPONSE TO COMMENT 6
--------------------------------------------------------------------------------
UPON FURTHER REVIEW, THE TRUST AGREES THAT THE MDFP SHOULD HAVE STATED 2.5%.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SEC COMMENT 7
--------------------------------------------------------------------------------
On page 23, in the Schedule of Investments for Large Cap Core Equity Fund, please consider enhancing the repurchase agreement collateral disclosure to include the issuer of the security posted as collateral.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TRUST RESPONSE TO COMMENT 7
--------------------------------------------------------------------------------
THE TRUST AGREES, AND BEGINNING WITH THE SEMI-ANNUAL REPORT AS OF JUNE 30, 2010, THE TRUST WILL INCLUDE THE ISSUER OF SECURITIES POSTED AS COLLATERAL.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SEC COMMENT 8
--------------------------------------------------------------------------------
Please consider disclosing the Trust's policy on acceptable collateral for repurchase agreements in the Significant Accounting Policies - Repurchase Agreements note.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TRUST RESPONSE TO COMMENT 8
--------------------------------------------------------------------------------
THE TRUST AGREES, AND BEGINNING WITH THE SEMI-ANNUAL REPORT AS OF JUNE 30, 2010, THE TRUST WILL INCLUDE ITS POLICY ON ACCEPTABLE COLLATERAL FOR REPURCHASE AGREEMENTS.

--------------------------------------------------------------------------------
SEC COMMENT 9
--------------------------------------------------------------------------------
In the organization note, a sentence should be included as to whether each fund is diversified or non-diversified.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TRUST RESPONSE TO COMMENT 9
--------------------------------------------------------------------------------
THE TRUST AGREES, AND BEGINNING WITH THE SEMI-ANNUAL REPORT AS OF JUNE 30, 2010, THE TRUST WILL INCLUDE THE INFORMATION IN THE ORGANIZATION NOTE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SEC COMMENT 10
--------------------------------------------------------------------------------
In the fair value measurements disclosure on page 64, if the Fund has investments in more than one level of the fair value hierarchy, a tabular disclosure should be utilized.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TRUST RESPONSE TO COMMENT 10
--------------------------------------------------------------------------------
THE TRUST AGREES, AND BEGINNING WITH THE SEMI-ANNUAL REPORT AS OF JUNE 30, 2010, THE TRUST WILL INCLUDE TABULAR DISCLOSURE FOR FUNDS THAT HAVE INVESTMENTS IN MORE THAN ONE LEVEL OF THE FAIR VALUE HIERARCHY.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SEC COMMENT 11
--------------------------------------------------------------------------------
In note 4, it states that GFS (the Administrator) has voluntarily agreed to waive a portion of its administrative fee to the extent necessary to keep operating expenses at or below certain percentages of each Fund's respective average daily net assets. Consider clarifying this disclosure and including the percentages.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TRUST RESPONSE TO COMMENT 11
--------------------------------------------------------------------------------
THE TRUST AGREES THAT THE DISCLOSURE IN NOTE 4 WITH RESPECT TO THE ADMINISTRATION FEE WAIVER SHOULD BE MODIFIED TO PROVIDE MORE CLARITY WITH RESPECT TO THE AMOUNT OF THE FEE WAIVER. THE TRUST WILL MODIFY THE DISCLOSURE BEGINNING WITH THE SEMI-ANNUAL REPORT AS OF JUNE 30, 2010.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SEC COMMENT 12
--------------------------------------------------------------------------------
In the Disclosure of Fund Expenses, in accordance with N-1A item 27(1), the introductory language should be modified to include disclosure relative to transaction costs, such as the front-end sales charge applicable to the Class A Shares.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TRUST RESPONSE TO COMMENT 12
--------------------------------------------------------------------------------
THE TRUST AGREES, AND BEGINNING WITH THE SEMI-ANNUAL REPORT AS OF JUNE 30, 2010, THE TRUST WILL INCLUDE THIS ADDITIONAL LANGUAGE WITH RESPECT TO TRANSACTION COSTS IN THE DISCLOSURE OF FUND EXPENSES.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SEC COMMENT 13
--------------------------------------------------------------------------------
In accordance with Item 77(c) of Form N-SAR, the Trust should have responded "Yes" and attached the shareholder voting results that were included in the Trust's annual report dated December 31, 2009.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TRUST RESPONSE TO COMMENT 13
--------------------------------------------------------------------------------
THE TRUST AGREES, AND SHOULD THE TRUST HAVE ANY FUTURE SHAREHOLDER VOTES, THE RESULTS WILL BE FILED AS AN ATTACHMENT TO FORM N-SAR.
--------------------------------------------------------------------------------

Please contact Michael Lawson at (610) 676-3429 if you have any questions or comments.



Very truly yours,

/s/ Michael Lawson
------------------
Michael Lawson
Treasurer


cc:       Phillip T. Masterson
          James F. Volk
          Joseph M. Gallo
          Russell Emery